UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MYOS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

554051 102
(CUSIP Number)

January 27, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554051 10 2

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Joseph Mannello
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 13,481,668 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,481,668 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,481,668 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.97%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)  On January 27, 2014, the Reporting Person acquired in a private placement offering  6,666,667 units (the “Units”) of MYOS Corporation (the “Company”) comprised of (i)  6,666,667 share of the Company’s common stock, $0.001 par value (the “Common Stock”), (ii) two warrants to purchase shares of Common Stock as follows: (a) a Series A warrant to purchase 3,333,334 shares of Common Stock at an exercise price of $0.30 per share, and (b) a Series B warrant to purchase 1,666,667 shares of Common Stock at an exercise price of $0.90 per share. Reporting Person also received 565,000 of the shares that were issued to the placement agent of the offering as compensation.

(2) The calculation is based on (i) 145,306,460 shares of issued and outstanding shares of Common Stock which represents 111,372,282 shares outstanding as of November 8, 2013 (as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013) plus 33,934,178 shares (the aggregate number of shares issued pursuant to the offering as reported by the Company in its Current Report on Form 8-K dated January 28, 2014), and (ii) assumes the full exercise of 5,000,001 warrants held by Reporting Person for an aggregate of 150,305,461 shares.

Item 1(a).	Name of Issuer

MYOS Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company's principal executive offices are located a 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey 07927

Item 2(a).	Names of Persons Filing

This statement is filed by Joseph Mannello.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of the Reporting Person is: c/o Brean Capital, LLC, 1345 Avenue of the Americas, 29 Floor., New York, NY 10105-0302.

Item 2(c).	Citizenship

United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2(e).	Cusip Number

554051 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

(a)	Amount beneficially owned: 13,481,668
(b)	Percent of class: 8.97%
(c)	(i)	Sole power to vote or direct the vote: 13,481,668
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 13,481,668
	(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014
/s/ Joseph Mannello
Joseph Mannello

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)